CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com



5 December 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

**Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808**

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

**INDEX**

| Announcement | Date |
|---|---|
| REG-Citigroup GM UK Eqty EPT Disclosure | 05/12/2006 |
| REG-M&G Inv Management Ltd: Rule 8.3 - CATLIN GROUP PLC | 04/12/2006 |
| REG-UBS AG (EPT) EPT Disclosure | 04/12/2006 |
| REG-Cazenove EPT Disclosure | 04/12/2006 |
| REG-Catlin Group Limited Notice of Results | 04/12/2006 |
| REG-Citigroup GM UK Eqty EPT Disclosure | 04/12/2006 |
| REG-Goldman Sach Ast Mnt Rule 8.3- Catlin Group | 01/12/2006 |
| REG-UBS AG (EPT) EPT Disclosure | 01/12/2006 |
| REG-Cazenove EPT Disclosure | 01/12/2006 |
| REG-Morgan Stanley Inv Rule 8.3- Catlin Group Ltd | 01/12/2006 |
| REG-Citigroup GM UK Eqty EPT Disclosure | 01/12/2006 |
| REG-Catlin Group Limited Holding(s) in Company | 30/11/2006 |
| REG-UBS AG (EPT) EPT Disclosure | 30/11/2006 |
| REG-Goldman Sach Ast Mnt Rule 8.3- (Catlin) | 30/11/2006 |

| | |
|---|---|
| REG-Citigroup GM UK Eqty EPT Disclosure | 30/11/2006 |
| REG-UBS Global Asset Man Rule 8.3- Catlin Group PLC | 30/11/2006 |
| REG-Goldman Sach Ast Mnt Rule 8.3- (Catlin) | 29/11/2006 |
| REG-Citigroup GM UK Eqty EPT Disclosure | 29/11/2006 |
| REG-UBS AG (EPT) EPT Disclosure | 29/11/2006 |
| REG-Cazenove EPT Disclosure | 29/11/2006 |
| REG-Fidelity Int Ltd Rule 8.3- Catlin Group PLC | 28/11/2006 |
| REG-Standard Life Inv. Rule 8.3- Catlin Group | 28/11/2006 |
| REG-Legal&Gen Inv Mgmnt Rule 8.3- Catlin Group | 28/11/2006 |
| REG-UBS AG (EPT) EPT Disclosure | 28/11/2006 |
| REG-Newton Inv Mgmt Ld Rule 8.3- (Catlin Group) | 28/11/2006 |
| REG-Citigroup GM UK Eqty EPT Disclosure | 28/11/2006 |
| REG-Goldman Sach Ast Mnt Rule 8.3- (Catlin) | 28/11/2006 |
| REG-Cazenove EPT Disclosure | 28/11/2006 |

Yours faithfully,



Pramila Bharj

Enc.

**REG-Citigroup GM UK Eqty EPT Disclosure**
**Released: 05/12/2006**

RNS Number:2624N
Citigroup Global Markets UK EqtyLtd
05 December 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Catlin Group Limited |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 04 December 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price |
|---|---|---|
| 73,248 | GBP 5.1800 | GBP 5.1000 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price |
|---|---|---|
| 10,848 | GBP 5.1625 | GBP 5.1500 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price |
|---|---|---|---|
| | | | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | E... |
|---|---|---|---|---|---|
| | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise pric |
|---|---|---|
| | | |

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

| | |
|---|---|
| Date of disclosure | 05 December 2006 |
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Wellington Underwriting |

| Nature of connection (Note 6) | Corporate Broker |
|---|---|

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFILFTLEIIR

Print

**REG-M&G Inv Management Ltd: Rule 8.3 - CATLIN GROUP PLC**
Released: 04/12/2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Prudential Plc /M&G Investment Management Limited |
| Company dealt in | Catlin Group plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | COM STK USD0.01 |
| Date of dealing | 01 December 2006 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 3,762,929 | 2.29% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 3,762,929 | 2.29% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 1,116 | 5.11750GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, | Writing, selling, | Number of securities to | Exercise | Type, e.g. American, | Expiry | Option money |
|---|---|---|---|---|---|---|

| e.g. call option | purchasing, varying etc. | which the option relates (Note 7) | price | European etc. | date | paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 04 December 2006 |
| Contact name | Emma Thompson |
| Telephone number | 020 7548 2293 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

Print

**REG-UBS AG (EPT) EPT Disclosure**
Released: 04/12/2006

RNS Number:1671N
UBS AG (EPT)
04 December 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | CATLIN GROUP Ltd |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | COMS SHS $0.01 |
| Date of dealing | 01 DECEMBER 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 1,832 | 5.1475 GBP | 5.11 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 2,551,816 | 5.1775 GBP | 5.160353 GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 3) |
|---|---|---|---|
| CFD | SHORT | 12,408 | 5.1604 GBP |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g call option | Writing, selling, purchasing, varying etc | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 3) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 3) |
|---|---|---|

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.............................................................................................................

.............................................................................................................

| | |
|---|---|
| Date of disclosure | 4 DECEMBER 2006 |
| Contact name | NIMISHA SACHDEV |
| Telephone number | 020 7568 9289 |
| Name of offeree/offeror with which connected | CATLIN GROUP Ltd |
| Nature of connection (Note 6) | CONNECTED ADVISER |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

EMMBBBDDCXGGGLS

**REG-Cazenove EPT Disclosure**
Released: 04/12/2006

RNS Number:1653N
Cazenove
04 December 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Cazenove |
| Company dealt in | Catlin Group Limited |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary US$ 0.01c |
| Date of dealing | 1st December 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 44,845 | £5.1775p | £5.11p |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 44,845 | £5.1775p | £5.11p |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 3) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g call option | Writing, selling, purchasing, varying etc | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 3) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 3) |
|---|---|---|
| | | |

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

........................................................................................

........................................................................................

Date of disclosure 04th December 2006
Contact name Jeffrey Dalton-Brown

| | |
|---|---|
| Telephone number | 0207 155 5017 |
| Name of offeree/offeror with which connected | Catlin Group Limited |
| Nature of connection (Note 6) | Cazenove are broker to Catlin Group Limited |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

EMMAKQKBDBDDBBK

**REG-Catlin Group Limited Notice of Results**
**Released: 04/12/2006**

RNS Number:1636N
Catlin Group Limited
04 December 2006

Catlin Group Limited
4 December 2006

CATLIN GROUP LIMITED
NOTIFICATION OF 2007 DATES

Catlin Group Limited's Preliminary Results for the year ending 31 December 2006 are expected to be announced on Thursday 8 March 2007. The Annual General Meeting is expected to take place on Thursday 24 May 2007 at the Group's offices at Cumberland House, 6th Floor, 1 Victoria Street, Hamilton, Bermuda HM 11.

For more information contact:

James Burcke, Head of Communications
Tel: +44 (0) 20 7458 5710
E-mail: james.burcke@catlin.com

This information is provided by RNS
The company news service from the London Stock Exchange

END
NORMGMGZMDMGVZM

**REG-Citigroup GM UK Eqty EPT Disclosure**
Released: 04/12/2006

RNS Number:1603N
Citigroup Global Markets UK EqtyLtd
04 December 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Catlin Group Limited |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 01 December 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price |
|---|---|---|
| 94,182 | GBP 5.1800 | GBP 5.1000 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price |
|---|---|---|
| 141,671 | GBP 5.1680 | GBP 5.1100 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Pric |
|---|---|---|---|
| | | | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | I ( |
|---|---|---|---|---|---|
| | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise pri |
|---|---|---|
| | | |

3 OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

| | |
|---|---|
| Date of disclosure | 04 December 2006 |
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Wellington Underwriting |

| Nature of connection (Note 6) | Corporate Broker |
|---|---|

*Notes*

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFEIFELSIIR

**REG-Goldman Sach Ast Mnt Rule 8.3- Catlin Group**
Released: 01/12/2006

*RNS Number:1178N*
Goldman Sachs Asset Management Intl
01 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Goldman Sachs Asset Management Internationa |
| Company dealt in | CATLIN GROUP LIMITED |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares |
| Date of dealing | 30 November 2006 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | |
|---|---|---|
| | Number (%) | Number ( |
| (1) Relevant securities | 8710198 (5.32%) | 0 (0%) |
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| Total | 8710198 (5.32%) | 0 (0%) |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | |
|---|---|---|
| | Number (%) | Number ( |

(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Isin | Product Type | Purchase/sale | Number of securities |
|---|---|---|---|
| BMG196F11004 | ORD / CMN | Purchase | 2827 |
| BMG196F11004 | ORD / CMN | Purchase | 13552 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Pric |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Exp: date |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise pri |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per uni |
| --- | --- | --- |
| | | |

4 OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
to the voting rights of any relevant securities under any option referred to on this form
rights or future acquisition or disposal of any relevant securities to which any derivati
referenced. If none, this should be stated.

None

| | |
| --- | --- |
| Is a Supplemental Form 8 attached? (Note 9) | YES/NO |
| Date of disclosure | 01 December 2006 |
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETAKDKKABDDNBK

**REG-UBS AG (EPT) EPT Disclosure**
Released: 01/12/2006

RNS Number:0803N
UBS AG (EPT)
01 December 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | CATLIN GROUP Ltd |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | COMS SHS $0.01 |
| Date of dealing | 30 NOVEMBER 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| | | |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 40,399 | 5.1175 GBP | 5.0968 GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 3) |
|---|---|---|---|
| CFD | LONG | 500,000 | 5.06 GBP |

| CFD | SHORT | 500,000 | 5.06 GBP |
|---|---|---|---|
| CFD | SHORT | 38,500 | 5.0968 GBP |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g call option | Writing, selling, purchasing, varying etc | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 3) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 3) |
|---|---|---|

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.......................................................................................................

.......................................................................................................

| | |
|---|---|
| Date of disclosure | 1 DECEMBER 2006 |
| Contact name | NIMISHA SACHDEV |
| Telephone number | 020 7568 9289 |
| Name of offeree/offeror with which connected | CATLIN GROUP Ltd |
| Nature of connection (Note 6) | CONNECTED ADVISER |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

EMMBDBDDRBGGGLB

Print

**REG-Cazenove EPT Disclosure**
Released: 01/12/2006

RNS Number:0757N
Cazenove
01 December 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Cazenove |
| Company dealt in | Catlin Group Limited |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary US$ 0.01c |
| Date of dealing | 30th November 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 187,914 | £5.135p | £5.0875p |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 187,914 | £5.1175p | £5.09p |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 3) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g call option | Writing, selling, purchasing, varying etc | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 3) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 3) |
|---|---|---|
| | | |

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

..............................................................................

| | |
|---|---|
| Date of disclosure | 01st December 2006 |
| Contact name | Jeffrey Dalton-Brown |
| Telephone number | 0207 155 5017 |
| Name of offeree/offeror with which connected | Catlin Group Limited |
| Nature of connection (Note 6) | Cazenove are broker to Catlin Group Limited |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMAKDKPDBDDFBK

Print

**REG-Morgan Stanley Inv Rule 8.3- Catlin Group Ltd**
**Released: 01/12/2006**

RNS Number:0735N
Morgan Stanley Inv Management Ltd
01 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Morgan Stanley Investment Management Limited |
| Company dealt in | Catlin Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary shares |
| Date of dealing | 30th November 2006 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 3,351,151 | 2.045 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
| --- | --- | --- |
| Sale | 43,979 | 5.10 |
| Sale | 6,893 | 5.05 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
| --- | --- | --- | --- |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
| --- | --- | --- | --- | --- | --- | --- |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
| --- | --- | --- |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any

derivative referred to on this form is referenced. If none, this should be stated.

.................................................................................................................

.................................................................................................................

Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 1st December 2006 |
| Contact name | Tanya Ohadi |
| Telephone number | 020 7425 9647 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETFFLFBQLBXFBD

Catlin Group



**REG-Citigroup GM UK Eqty EPT Disclosure**
Released: 01/12/2006

RNS Number:0706N
Citigroup Global Markets UK EqtyLtd
01 December 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Catlin Group Limited |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 30 November 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price |
|---|---|---|
| | GBP | GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price |
|---|---|---|
| 5,000 | GBP 5.1500 | GBP 5.1500 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Pric |
|---|---|---|---|
| | | | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | I c |
|---|---|---|---|---|---|
| | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise pri |
|---|---|---|
| | | |

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

| | |
|---|---|
| Date of disclosure | 01 December 2006 |
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Wellington Underwriting |

| Nature of connection (Note 6) | Corporate Broker |
|---|---|

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFFLFVLLIIR

**REG-Catlin Group Limited Holding(s) in Company**
Released: 30/11/2006

RNS Number:0381N
Catlin Group Limited
30 November 2006

Catlin Group Limited
30 November 2006

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company:

Catlin Group Limited

2. Name of shareholder having a major interest:

FMR Corp, Fidelity International Limited, Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries both being non-beneficial holders

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

| Shares Held | Management Company | Nominee/Registered Name |
|---|---|---|
| 1,788,040 | FPM | JP MORGAN, BOURNEMOUTH |
| 1,222,255 | FPM | NORTHERN TRUST LONDON |
| 1,097,352 | FPM | STATE STR BK AND TR CO LNDN (S) |
| 444,453 | FPM | HSBC BANK PLC |
| 44,500 | FPM | BANK OF NEW YORK BRUSSELS |
| 486,300 | FMRCO | JP MORGAN CHASE BANK |
| 142,900 | FMRCO | BROWN BROTHERS HARRIMAN AND CO |
| 23,946 | FMRCO | STATE STREET BANK AND TR CO |
| 4,881,214 | FISL | JP MORGAN, BOURNEMOUTH |
| 3,113,287 | FIL | JP MORGAN, BOURNEMOUTH |
| 2,561,596 | FIL | BROWN BROS HARRIMAN LTD LUX |
| 32,900 | FIL | NORTHERN TRUST LONDON |
| 11,600 | FIL | BNP PARIBAS, PARIS |
| 7,000 | FIL | BNP PARIBAS, PARIS (C) |
| 15,500 | FIJ | BROWN BROTHERS HARRIMAN AND CO |
| 361,200 | FII | JP MORGAN, BOURNEMOUTH |
| 515,235 | FIGEST | BNP PARIBAS, PARIS |
| 16,749,278 | | Grand Total Common Shares |

Note: Abbreviations used above are as follows:

| | |
|---|---|
| "FIGEST" | Fidelity Gestion |
| "FII" | Fidelity Investments International |
| "FIJ" | Fidelity Investments Japan |
| "FIL" | Fidelity International Limited |
| "FISL" | Fidelity Investment Services Limited |
| "FMRCO" | Fidelity Management and Research Company |
| "FPM" | Fidelity Pension Management |

5. Number of shares / amount of stock acquired:
1,984,900

6. Percentage of issued class:
1.2%

7. Number of shares / amount of stock disposed:
N/A

8. Percentage of issued class:
N/A

9. Class of security:
Common shares

10. Date of transaction:
Holdings are as at 10 November 2006. "Shares acquired" is increase since previous disclosure

11. Date company informed:
29 November 2006

12. Total holding following this notification:
16,749,278

13. Total percentage holding of issued class following this notification:
10.2%

14. Any additional information:

15. Name of contact and telephone number for queries:
William Spurgin, 020 7458 5726

16. Name and signature of authorised company official responsible for making this notification:

William Spurgin, Head of Investor Relations
Date of notification: 30 November 2006



END
HOLURABRNNRAOAA

Print

**REG-UBS AG (EPT) EPT Disclosure**
Released: 30/11/2006

RNS Number:9974M
UBS AG (EPT)
30 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | CATLIN GROUP Ltd |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | COMS SHS $0.01 |
| Date of dealing | 29 NOVEMBER 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 14,999 | 5.1375 GBP | 5.0950 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 3,150 | 5.1225 GBP | 5.0700 GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 3) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g call option | Writing, selling, purchasing, varying etc | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 3) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 3) |
|---|---|---|
| | | |

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

..............................................................................

| | |
|---|---|
| Date of disclosure | 30 NOVEMBER 2006 |
| Contact name | NIMISHA SACHDEV |
| Telephone number | 020 7568 9289 |
| Name of offeree/offeror with which connected | CATLIN GROUP Ltd |
| Nature of connection (Note 6) | CONNECTED ADVISER |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

EMMBDBDBSBXGGLG

**REG-Goldman Sach Ast Mnt Rule 8.3- (Catlin)**
Released: 30/11/2006

RNS Number:9932M
Goldman Sachs Asset Management Intl
30 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Goldman Sachs Asset Management Internationa |
| Company dealt in | CATLIN GROUP LIMITED |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares |
| Date of dealing | 29 November 2006 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number (%) | Sho Number (% |
|---|---|---|
| (1) Relevant securities | 8693819 (5.31%) | 0 (( |
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| Total | 8693819 (5.31%) | 0 (( |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number (%) | Number (% |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |

Total

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Isin | Product Type | Purchase/sale | Number of securities |
|---|---|---|---|
| BMG196F11004 | ORD / CMN | Purchase | 4650 |
| BMG196F11004 | ORD / CMN | Purchase | 8436 |
| BMG196F11004 | ORD / CMN | Purchase | 180358 |
| BMG196F11004 | ORD / CMN | Purchase | 3470 |
| BMG196F11004 | ORD / CMN | Sale | 9897 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Pric |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Exp: date |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise pri |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per un: |
|---|---|---|
| | | |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
to the voting rights of any relevant securities under any option referred to on this form
rights or future acquisition or disposal of any relevant securities to which any derivati
referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)
YES/NO

| | |
|---|---|
| Date of disclosure | 30 November 2006 |
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETWUGBCGUPQGGU

**REG-Citigroup GM UK Eqty EPT Disclosure**
Released: 30/11/2006

RNS Number:9864M
Citigroup Global Markets UK EqtyLtd
30 November 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Catlin Group Limited |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 29 November 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price |
|---|---|---|
| 5,000 | GBP 5.0500 | GBP 5.0500 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price |
|---|---|---|
| 14,676 | GBP 5.0910 | GBP 5.0910 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Pric |
|---|---|---|---|
| | | | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | E c |
|---|---|---|---|---|---|
| | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise pri |
|---|---|---|
| | | |

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

| | |
|---|---|
| Date of disclosure | 30 November 2006 |
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Wellington Underwriting |

Nature of connection (Note 6) | Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFFLLALIVIR

**REG-UBS Global Asset Man Rule 8.3- Catlin Group PLC**
**Released: 30/11/2006**

RNS Number:9751M
UBS Global Asset Man
30 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | UBS GLOBAL ASSET MANAGEMENT (UK) LTD |
| Company dealt in | CATLIN GROUP |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORDINARY SHARE |
| Date of dealing | 29-NOV-06 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 4,201,733.00 | 2.5642% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 4,201,733.00 | 2.5642% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 36,600.00 | 508.1517P |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) |
|---|---|---|
| | | |

(Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE
..............................................................................

..............................................................................

Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 30 NOV 2006 |
| Contact name | PANNA GOHIL |
| Telephone number | 020 7901 5139 |
| If a connected EFM, name of offeree /offeror with which connected | CATLIN GROUP |
| If a connected EFM, state nature of connection (Note 10) | CONNECTED ADVISOR TO THE ABOVE |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETGCBDBXDXGGLG

**REG-Goldman Sach Ast Mnt Rule 8.3- (Catlin)**
Released: 29/11/2006

RNS Number:9190M
Goldman Sachs Asset Management Intl
29 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Goldman Sachs Asset Management Internationa |
| Company dealt in | CATLIN GROUP LIMITED |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares |
| Date of dealing | 28 November 2006 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | |
|---|---|---|
| | Number (%) | Number (% |
| (1) Relevant securities | 8506802 (5.2%) | 0 (0%) |
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| Total | 8506802 (5.2%) | 0 (0%) |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | |
|---|---|---|
| | Number (%) | Number (% |

(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Isin | Product Type | Purchase/sale | Number of securities |
|---|---|---|---|
| BMG196F11004 | ORD / CMN | Purchase | 1469 |
| BMG196F11004 | ORD / CMN | Purchase | 615 |
| BMG196F11004 | ORD / CMN | Purchase | 15878 |
| BMG196F11004 | ORD / CMN | Purchase | 339442 |
| BMG196F11004 | ORD / CMN | Purchase | 8752 |
| BMG196F11004 | ORD / CMN | Purchase | 6531 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Pric |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Exp: dat |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise pri( |
|---|---|---|
| | | |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per un: |
|---|---|---|
| | | |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)
YES/NO

| | |
|---|---|
| Date of disclosure | 29 November 2006 |
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUGPGGUPQGWB

**REG-Citigroup GM UK Eqty EPT Disclosure**
Released: 29/11/2006

RNS Number:9129M
Citigroup Global Markets UK EqtyLtd
29 November 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Catlin Group Limited |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 28 November 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price |
|---|---|---|
| 5,000 | GBP 5.0500 | GBP 5.0500 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price |
|---|---|---|
| | GBP | GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price |
|---|---|---|---|
| | | | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. |
|---|---|---|---|---|
| | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise pri |
|---|---|---|
| | | |

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
to the voting rights of any relevant securities under any option referred to on this form
rights or future acquisition or disposal of any relevant securities to which any derivati
referenced. If none, this should be stated.

| | |
|---|---|
| Date of disclosure | 29 November 2006 |
| Contact name | Nicola Hall |
| Telephone number | 020 7508 6826 |
| Name of offeree/offeror with which connected | Wellington Underwriting |
| Nature of connection (Note 6) | Corporate Broker |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFFFLFLAFIR

Print

**REG-UBS AG (EPT) EPT Disclosure**
Released: 29/11/2006

RNS Number:9121M
UBS AG (EPT)
29 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | CATLIN GROUP Ltd |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | COMS SHS $0.01 |
| Date of dealing | 28 NOVEMBER 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 4,864 | 5.0800 GBP | 5.0650 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 120 | 5.0500 GBP | 5.0500 GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 3) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g call option | Writing, selling, purchasing, varying etc | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 3) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 3) |
|---|---|---|
| | | |

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.........................................................................................

.........................................................................................

| | |
|---|---|
| Date of disclosure | 29 NOVEMBER 2006 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |
| Name of offeree/offeror with which connected | CATLIN GROUP Ltd |
| Nature of connection (Note 6) | CONNECTED ADVISER |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMBDBDBCBDGGLC

**REG-Cazenove EPT Disclosure**
Released: 29/11/2006

RNS Number:9059M
Cazenove
29 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Cazenove |
| Company dealt in | Catlin Group Limited |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary US$ 0.01c |
| Date of dealing | 28th November 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 131,836 | Â£5.1025p | Â£5.0425p |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 131,836 | Â£5.105p | Â£5.05p |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 3) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g call option | Writing, selling, purchasing, varying etc | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 3) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 3) |
|---|---|---|
| | | |

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.........................................................................................................

.........................................................................................................

| | |
|---|---|
| Date of disclosure | 29th November 2006 |
| Contact name | Jeffrey Dalton-Brown |
| Telephone number | 0207 155 5017 |
| Name of offeree/offeror with which connected | Catlin Group Limited |
| Nature of connection (Note 6) | Cazenove are broker to Catlin Group Limited |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMAKCKKBBDDBDB

**REG-Fidelity Int Ltd Rule 8.3- Catlin Group PLC**
Released: 28/11/2006

RNS Number:8514M
Fidelity International Ltd
28 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | FMR CORP AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES. |
| Company dealt in | CATLIN GROUP LTD |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORDINARY SHARES |
| Date of dealing | 27 NOVEMBER 2006 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 16,754,800 | (10.23%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 16,754,800 | (10.23%) | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 9,900 | 5.1118 GBP/SHARE |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.................................................................................................

.................................................................................................

Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 28 NOVEMBER 2006 |
| Contact name | SUBHA RAVINDRAN |
| Telephone number | 01737 836713 |
| If a connected EFM, name of offeree /offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

RETAKFKDPBDDNDB

**REG-Standard Life Inv. Rule 8.3- Catlin Group**
Released: 28/11/2006

RNS Number:8404M
Standard Life Investments
28 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Standard Life Investments |
| Company dealt in | Catlin Group Limited |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Common Stock USD0.01 |
| Date of dealing | 27/11/06 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security de

| | Long Number | (%) |
|---|---|---|
| (1) Relevant securities | 5,983,194 | 3.65 |
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| Total | 5,983,194 | 3.65 |

(b) Interests and short positions in relevant securities of the company, other than the c

Class of relevant security:

| | Long Number | (%) | Sh Nu |
|---|---|---|---|
| (1) Relevant securities | | | |
| (2) Derivatives (other than options) | | | |
| (3) Options and agreements to purchase/sell | | | |
| Total | | | |

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note |
|---|---|---|
| Sale | 5,071 | GBP 5.1321 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price pe |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price pe |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (: 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting

rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...........................................................................

...............................................................................

Is a Supplemental Form 8 attached? (Note 9)
NO

| | |
|---|---|
| Date of disclosure | 28/11/06 |
| Contact name | Robbie Storrie |
| Telephone number | 0131-524-2805 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

RETBPBJTMMATBPF

**REG-Legal&Gen Inv Mgmnt Rule 8.3- Catlin Group**
Released: 28/11/2006

RNS Number:8340M
Legal & General Investment Mgmnt Ltd
28 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Legal & General Investment Management Lt |
| Company dealt in | Catlin Group |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares USD 0.01 |
| Date of dealing | 27 November 2006 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number |
|---|---|---|---|
| (1) Relevant securities | 5,127,020 | 3.12 | |
| (2) Derivatives (other than options) | | | |
| (3) Options and agreements to purchase/sell | | | |
| Total | 5,127,020 | 3.12 | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (N |
|---|---|---|
| Sale | 4,748 | GBP 5.1313 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| | | | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

..............................................................................

| | |
|---|---|
| Is a Supplemental Form 8 attached? (Note 9) | NO |
| Date of disclosure | 28 November 2006 |
| Contact name | Helen Tasker |
| Telephone number | 0207 528 6818 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

RETUWUORNRRAUAA

Print

**REG-UBS AG (EPT) EPT Disclosure**
Released: 28/11/2006

RNS Number:8314M
UBS AG (EPT)
28 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | CATLIN GROUP Ltd |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | COMS SHS $0.01 |
| Date of dealing | 27 NOVEMBER 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 1,405 | 5.1400 GBP | 5.1400 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 11,718 | 5.1400 GBP | 5.0900 GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 3) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g call option | Writing, selling, purchasing, varying etc | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 3) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 3) |
|---|---|---|
| | | |

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

..............................................................................

| | |
|---|---|
| Date of disclosure | 28 NOVEMBER 2006 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |
| Name of offeree/offeror with which connected | CATLIN GROUP Ltd |
| Nature of connection (Note 6) | CONNECTED ADVISER |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

EMMBDBDBCXDGGLI

**REG-Newton Inv Mgmt Ld Rule 8.3- (Catlin Group)**
Released: 28/11/2006

RNS Number:8279M
Newton Investment Management Ltd
28 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Newton Investment Management Limited & its subsidiaries |
| Company dealt in | Catlin Group PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary USD0.01 |
| Date of dealing | 27 November 2006 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 5,032,295 | 3.07 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 5,032,295 | 3.07 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 178,887 | 5.1372 |
| Take on | 190,783 | |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

..............................................................................

..............................................................................

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 28 November 2006

Contact name Barry Smalls
Telephone number 0207 163 2251
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END
RETAKFKKBBDDPDB

**REG-Citigroup GM UK Eqty EPT Disclosure**
Released: 28/11/2006

RNS Number:8281M
Citigroup Global Markets UK EqtyLtd
28 November 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Catlin Group Limited |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 27 November 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price |
|---|---|---|
| 1,218 | GBP 5.1000 | GBP 5.1000 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price |
|---|---|---|
| | GBP | GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price |
|---|---|---|---|
| | | | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | E |
|---|---|---|---|---|---|
| | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise pric |
|---|---|---|
| | | |

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

| | |
|---|---|
| Date of disclosure | 28 November 2006 |
| Contact name | Nicola Hall |
| Telephone number | 020 7508 6826 |
| Name of offeree/offeror with which connected | Wellington Underwriting |
| Nature of connection (Note 6) | Corporate Broker |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

EMMILFIFLTLTFIR

**REG-Goldman Sach Ast Mnt Rule 8.3- (Catlin)**
Released: 28/11/2006

RNS Number:8276M
Goldman Sachs Asset Management Intl
28 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Goldman Sachs Asset Management Internationa |
| Company dealt in | CATLIN GROUP LIMITED |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares |
| Date of dealing | 27 November 2006 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | |
|---|---|---|
| | Number (%) | Number (% |
| (1) Relevant securities | 8134115 (4.97%) | 0 (0%) |
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| Total | 8134115 (4.97%) | 0 (0%) |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | |
|---|---|---|
| | Number (%) | Number (% |
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| Total | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

3. DEALINGS (Note 4)

(a) Purchases and sales

| Isin | Product Type | Purchase/sale | Number of securities |
|---|---|---|---|
| BMG196F11004 | ORD / CMN | Purchase | 17384 |
| BMG196F11004 | ORD / CMN | Purchase | 24370 |
| BMG196F11004 | ORD / CMN | Purchase | 521013 |
| BMG196F11004 | ORD / CMN | Purchase | 10025 |
| BMG196F11004 | ORD / CMN | Purchase | 13434 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Pric |
|---|---|---|---|
| | | | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Exp: date |
|---|---|---|---|---|---|
| | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise pric |
|---|---|---|
| | | |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per un: |
|---|---|---|
| | | |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)
YES/NO

| | |
|---|---|
| Date of disclosure | 28 November 2006 |
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

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Print

**REG-Cazenove EPT Disclosure**
Released: 28/11/2006

RNS Number:8270M
Cazenove
28 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Cazenove |
| Company dealt in | Catlin Group Limited |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary US$ 0.01c |
| Date of dealing | 27th November 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 251,429 | Â£5.1475p | Â£5.10p |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 251,429 | Â£5.16p | Â£5.13p |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 3) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g call option | Writing, selling, purchasing, varying etc | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 3) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 3) |
|---|---|---|

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...............................................................................

...............................................................................

| | |
|---|---|
| Date of disclosure | 28th November 2006 |
| Contact name | Jeffrey Dalton-Brown |
| Telephone number | 0207 155 5017 |
| Name of offeree/offeror with which connected | Catlin Group Limited |
| Nature of connection (Note 6) | Cazenove are broker to Catlin Group Limited |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

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